Exhibit 99.1

Zhaopin Limited Reports First Quarter of Fiscal Year 2017 Financial Results

 BEIJING, November 23, 2016 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform1 in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced its unaudited financial results for the first quarter of fiscal year 2017 ended September 30, 2016.

Throughout the release, one American depositary share ("ADS") represents two Class A ordinary shares. Fiscal year refers to the 12 months ended June 30.

First Quarter of Fiscal Year 2017 Financial Highlights

Percentage growth metrics refer to the first quarter of fiscal year 2017 (“Q1 FY17”) compared to the first quarter of fiscal year 2016 (“Q1 FY16”)

•	Total revenue increased by 21.9% to RMB426.2 million (US$63.9 million).
•	Online recruitment services revenue increased by 21.6% to RMB380.3 million (US$57.0 million).
•	Gross margin was 91.2%, compared with 93.5% in Q1 FY16.
•	Net income increased by 14.7% to RMB81.1 million (US$12.2 million).
•	Excluding share-based compensation expenses, non-GAAP[2] net income increased by 10.1% to RMB83.3 million (US$12.5 million).
•	Basic and diluted net income per ADS was RMB1.46 (US$0.22) and RMB1.42 (US$0.22), respectively.
•	Non-GAAP basic and diluted net income per ADS was RMB1.50 (US$0.22) and RMB1.46 (US$0.22), respectively.

“I am pleased to announce that Zhaopin delivered another strong quarter of growth in its financial and operating results. These results are ongoing validation of Zhaopin’s strategy and operational capabilities. Key highlights include total revenue increasing by 21.9% year over year (“yoy”) as online recruitment services revenue increased by 21.6%, number of unique customers3 grew by 21.8% yoy, to 391,782 unique customers. Online revenue growth was due to a strong performance by our sales force and our strategic focus on lower-tier cities and small and medium-sized enterprises (“SME”) employers. Non-GAAP net income was RMB83.3 million, an increase of 10.1% from the previous year as we continued to re-invest in product innovation, and geographic and market segment expansion.” commented Mr. Evan Guo, Chief Executive Officer and Director of Zhaopin.

“Zhaopin has exciting and large growth prospects across a jobseeker’s career lifecycle. Sustained re-investment is critical to our ability to deliver more value to candidates and employers which will lead to further differentiation versus our competitors. We have been pleased with Zhaopin’s results from its current re-investment phase. I expect that Zhaopin will continue to prudently re-invest to strengthen sales and marketing and product innovation to expand geographically and further improve our recruiting results. As the largest and leading career development platform in China, we will also leverage our scalable platform to penetrate deeper into the human resources value chain to grasp new business opportunities.” concluded Mr. Evan Guo.

1 Zhaopin's website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended September 30, 2016, the number of registered users as of September 30, 2016 and the number of unique customers for the three months ended September 30, 2016.

2 Non-GAAP results exclude share-based compensation. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results”.

3 A “unique customer” refers to a customer that purchases the Company’s online recruitment services during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

First Quarter of Fiscal Year 2017 Unaudited Financial Results

Revenue

Total revenue was RMB426.2 million (US$63.9 million) in Q1 FY17, representing an increase of 21.9% from RMB349.5 million in Q1 FY16.

Online recruitment services revenue for Q1 FY17 was RMB380.3 million (US$57.0 million), representing a 21.6% increase from RMB312.7 million for Q1 FY16. The increase was primarily driven by the growth in the number of unique customers using the Company’s online recruitment services. The Company served 391,782 unique customers during Q1 FY17, representing a 21.8% increase compared with 321,654 unique customers served during Q1 FY16. We believe our strategic focus on continued geographic expansion and improvement in customer services contributed to the growth in the number of unique customers. Average revenue per unique customer (“ARPU”) decreased slightly by 0.1% during Q1 FY17 compared with Q1 FY16. The slight decrease in ARPU was primarily due to the addition of new customers, who generally purchased introductory and lower-priced services initially. The decline in ARPU from new customers was, however, largely offset by the introduction of new products, and cross-selling and up-selling of value-added services to existing customers. Zhaopin’s ARPU may vary quarter to quarter depending on new customer acquisition and new products and services launched.

Other services revenue for Q1 FY17 was RMB45.8 million (US$6.9 million), representing an increase of 24.6% from RMB36.8 million during Q1 FY16. The increase was primarily due to campus recruitment services, assessment services and other human resource related services which delivered strong growth despite strong competition.

Other services revenue refers to revenue from campus recruitment services, assessment services, and other human resource related services. These services complement the Company’s core online employment services by catering to the different needs in a job seeker’s career life cycle, from college to graduation, first- time job seeking and through changing jobs. Strategically, these services play an important role in establishing and deepening Zhaopin’s relationship with job seekers and employers.

Gross Profit and Gross Margin

Gross profit for Q1 FY17 was RMB384.9 million (US$57.7 million), representing an increase of 19.4% from RMB322.3 million for Q1 FY16.

Gross margin for Q1 FY17, as measured by gross profit as a percentage of net revenue, was 91.2%, compared to 93.5% for Q1 FY16. The slight decrease in gross margin was mainly due to lower gross margin of other services.

Operating Expenses

Operating expenses for Q1 FY17 was RMB300.4 million (US$45.1 million), representing an increase of 22.2% from RMB245.8 million for Q1 FY16.

•	Sales and marketing expenses for Q1 FY17 were RMB206.9 million (US$31.0 million), representing an increase of 20.8% from RMB171.3 million for Q1 FY16. The increase was primarily due to increases in compensation paid to the sales team as a result of growth in headcount and salaries, and increases in online advertising activities. As a percentage of net revenue, sales and marketing expenses decreased from 49.7% for Q1 FY16 to 49.0% for Q1 FY17. The decrease in sales and marketing expenditure as a percentage of revenue was primarily due to measured spending in offline marketing expenses and strong growth in online revenue.

•	General and administrative expenses for Q1 FY17 were RMB93.5 million (US$14.0 million), representing a 25.6% increase from RMB74.5 million for Q1 FY16. The increase was primarily driven by increases in employee compensation costs, professional services fees and employment security funds for the disabled paid to the government. The increase was partially offset by the decrease in share-based compensation expenses from RMB5.0 million for Q1 FY16 to RMB2.2 million (US$0.3 million) for Q1 FY17. The decrease was mainly due to the Company’s graded vesting schedule used to recognize its share-based compensation expenses as well as no options granted in Q1 FY17. As a percentage of net revenue, general and administrative expenses increased from 21.6% for Q1 FY16 to 22.2% for Q1 FY17.

Income from Operations

Income from operations for Q1 FY17 was RMB84.5 million (US$12.7 million), representing a 10.4% increase from RMB76.5 million for Q1 FY16. Operating margin, as measured by income from operations as a percentage of net revenue, was 20.0% in Q1 FY17, compared with 22.2% in Q1 FY16. In Q1 FY17, the Company recognized total share-based compensation expenses of RMB2.2 million (US$0.3 million), compared with RMB5.0 million in Q1 FY16. Excluding share-based compensation expenses, non-GAAP income from operations for Q1 FY17 was RMB86.7 million (US$13.0 million), as compared with RMB81.5 million during Q1 FY16. Excluding share-based compensation expenses, operating margin would be 20.5% in Q1 FY17, compared with 23.6% in Q1 FY16.

Investment and Interest Income, net

Net investment and interest income for Q1 FY17 was RMB9.4 million (US$1.4 million), representing a 34.7% increase from RMB7.0 million for Q1 FY16. The growth in net investment and interest income resulted from increased interest and investment income from larger bank deposits generated from business operations and investments in time deposits and principal-protected wealth management products as well as lower interest expenses due to the repayment of bank loans.

Other Income, net

Net other income for Q1 FY17 was RMB4.3 million (US$0.6 million), representing a 22.4% increase compared with RMB3.5 million for Q1 FY16. Other income for Q1 FY17 included a RMB4.5 million (US$0.7 million) government subsidy, compared with RMB3.5 million for Q1 FY16.

Net Income

Net income for Q1 FY17 was RMB81.1 million (US$12.2 million), representing a 14.7% increase compared with RMB70.7 million for Q1 FY16. The Company’s effective tax rate decreased from 18.7% for Q1 FY16 to 17.4% for Q1 FY17, primarily due to the increase in tax deductions relating to research and development expenditures.

Non-GAAP net income for Q1 FY17 was RMB83.3 million (US$12.5 million), representing an increase of 10.1% from RMB75.7 million in Q1 FY16.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS for Q1 FY17 were RMB1.46 (US$0.22) and RMB1.42 (US$0.22), respectively, compared with basic and diluted net income per ADS of RMB1.30 and RMB1.24, respectively, for Q1 FY16.

Non-GAAP basic and diluted net income per ADS for Q1 FY17 were RMB1.50 (US$0.22) and RMB1.46 (US$0.22), respectively, compared with non-GAAP basic and diluted net income per ADS of RMB1.40 and RMB1.32, respectively, for Q1 FY16.

Cash and Cash Equivalents, Restricted Cash and Time Deposits

As of September 30, 2016, the Company had cash and cash equivalents, restricted cash and time deposits of RMB2,348.7 million (US$352.2 million), representing a 2.6% increase from RMB2,289.2 million as of June 30, 2016. The increase in the Company’s cash and cash equivalents, restricted cash and time deposits was mainly attributable to strong net cash flows generated from operating activities and issuance of ordinary shares upon exercise of employees’ stock options.

Net cash flow generated from operating activities in Q1 FY17 amounted to RMB61.8 million (US$9.3 million), representing an increase of 35.8% from RMB45.5 million in Q1 FY16. Operating cash flow increased primarily due to increased cash collection driven by revenue growth.

Status of Preliminary Non-Binding Proposal

On January 19, 2016, the Company announced that its board of directors (the "Board") had received a preliminary non-binding proposal letter, dated January 19, 2016, from CDH V Management Company Limited and Shanghai Goliath Investment Management L.P. , proposing to acquire all outstanding ordinary shares in Zhaopin not owned by Zhaopin's controlling shareholder, SEEK International Investments Pty Ltd, for US$17.50 in cash per ADS, or US$8.75 per ordinary share of the Company, in a going-private transaction.

On February 1, 2016, the Board formed a special committee (the “Special Committee”) consisting of two independent and disinterested directors, Mr. Alex Chit Ho and Mr. Peter Andrew Schloss, to consider the January 19 going-private proposal.

On March 2, 2016, the Company announced that the Special Committee had retained Duff & Phelps, LLC as its independent financial advisor and Fenwick & West LLP as its U.S. legal counsel to assist it in this process.

On May 5, 2016, the Company announced that the Board had received a preliminary non-binding proposal letter, dated May 5, 2016, from Mr. Evan Sheng Guo, director and chief executive officer of the Company, Mr. Ge Wang, vice president of the Company, Mr. Weigang Wang, vice president of the Company, Mr. Luyang Tang, vice president of the Company, Mr. Tianruo Pu, chief financial officer of the Company, and Sequoia China Investment Management LLP (together, the "Management Buyer Group"), proposing to acquire all outstanding ordinary shares in Zhaopin not owned by the Management Buyer Group for US$17.75 in cash per ADS, or US$8.875 per ordinary share of the Company, in a going-private transaction. The Special Committee will also consider this going-private proposal in due course.

Due to the potential pending transaction, Zhaopin will not be providing an outlook statement.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6685 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2016.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Zhaopin uses non-GAAP measures of adjusted income from operations, adjusted net income, adjusted net income per share and adjusted net income per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expenses. The Company believes that excluding share-based compensation expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Zhaopin also believes these non-GAAP measures excluding share-based compensation expenses, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Conference Call

Zhaopin’s management will host an earnings conference call on Wednesday, Nov 23, 2016 at 8:00 p.m. U.S. Eastern Time (9:00 a.m. Beijing/ Hong Kong Time on Nov 24, 2016).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong Toll Free:	800-905945
Mainland China Toll Free:	4001-201203
Passcode:	ZPIN

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 p.m. U.S. Eastern Time, Nov 30, 2016. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10096124

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Zhaopin’s website at http://www.zhaopin.com.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended September 30, 2016, number of registered users as of September 30, 2016 and number of unique customers for the three months ended September 30, 2016. The Company’s over 125.2 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2016, approximately 36.9 million job postings4 were placed on Zhaopin’s platform by 509,813 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

4 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for number of shares and ADS and	For the Three Months Ended
per share and per ADS data)	September 30, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Online recruitment services	312,699	380,347	57,037
Other services revenue	36,779	45,816	6,871
Total Revenue	349,478	426,163	63,908
Less: Business tax and surcharges	(4,749)	(3,955)	(593)
Net Revenue	344,729	422,208	63,315
Cost of services	(22,403)	(37,283)	(5,591)
Gross profit	322,326	384,925	57,724
Operating expenses:
Sales and marketing expenses	(171,297)	(206,920)	(31,029)
General and administrative expenses	(74,483)	(93,523)	(14,025)
Total operating expenses	(245,780)	(300,443)	(45,054)
Income from operations	76,546	84,482	12,670
Other income:
Foreign currency exchange gain	35	8	1
Investment and interest income, net	6,950	9,359	1,403
Other income, net	3,510	4,297	644
Income before income tax expenses	87,041	98,146	14,718
Income tax expenses	(16,306)	(17,029)	(2,554)
Net income	70,735	81,117	12,164
Less: Net (income)/ loss attributable to the non-controlling interest	(106)	143	21
Net income attributable to Zhaopin Limited’s shareholders	70,629	81,260	12,185

Net income per share:
-Basic	0.65	0.73	0.11
-Diluted	0.62	0.71	0.11
Net income per ADS:
-Basic	1.30	1.46	0.22
-Diluted	1.24	1.42	0.22
Weighted average number of shares used in computing net income per share:
-Basic	108,649,742	110,981,166	110,981,166
-Diluted	113,754,523	114,694,124	114,694,124

Comprehensive income:
Net income	70,735	81,117	12,164
Foreign currency translation adjustment, net of tax	9,465	1,848	277
Total comprehensive income	80,200	82,965	12,441

CONSOLIDATED BALANCE SHEETS

	As of June 30	As of September 30
(Amounts in thousands, except for number of shares)	2016	2016	2016
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,725,464	1,681,654	252,179
Time deposits and restricted time deposits	563,741	533,061	79,937
Accounts receivable, net	21,949	24,673	3,700
Amounts due from a related party	437	177	27
Prepayments and other current assets	117,369	132,232	19,829
Deferred tax assets	27,055	23,874	3,580
Total current assets	2,456,015	2,395,671	359,252
Non-current assets:
Restricted time deposits	-	134,032	20,099
Property and equipment, net	50,839	50,110	7,514
Intangible assets, net	19,865	20,100	3,014
Goodwill	64,827	64,827	9,721
Other non-current assets	4,127	4,124	618
Deferred tax assets	2,917	2,950	442
Total non-current assets	142,575	276,143	41,408
TOTAL ASSETS	2,598,590	2,671,814	400,660
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term bank loans	172,411	53,422	8,011
Accounts payable	8,460	12,426	1,863
Deferred revenue	708,359	712,500	106,846
Salaries and welfare payable	124,031	91,702	13,752
Taxes payable	70,563	65,881	9,879
Accrued expenses and other current liabilities	100,110	110,133	16,515
Total current liabilities	1,183,934	1,046,064	156,866
Non-current liabilities ;
Deferred revenue	4,293	4,577	686
Long-term bank loans	-	118,542	17,776
Deferred tax liabilities	19,511	21,587	3,237
Total liabilities	1,207,738	1,190,770	178,565
Shareholders' equity ;
Ordinary shares	7,485	7,498	1,124
Additional paid-in capital	1,546,833	1,554,047	233,043
Statutory reserves	10,769	10,769	1,615
Accumulated other comprehensive income	16,565	18,413	2,761
Accumulated deficit	(202,718)	(121,458)	(18,214)
Non-controlling interests	11,918	11,775	1,766
Total shareholders' equity	1,390,852	1,481,044	222,095
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,598,590	2,671,814	400,660

Reconciliations of GAAP and Non-GAAP results

(Amounts in thousands, except for number of shares and ADS and	For the Three Months Ended
per share and per ADS data)	September 30, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$
GAAP income before income tax expenses	87,041	98,146	14,718
Add back: share-based compensation expenses	4,969	2,206	331
Non-GAAP income before income tax expenses	92,010	100,352	15,049
GAAP income tax expenses	(16,306)	(17,029)	(2,554)
Tax impact of share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(16,306)	(17,029)	(2,554)
Non-GAAP net income	75,704	83,323	12,495
Less: Net (income)/ loss attributable to the non-controlling interest shareholders	(106)	143	21
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	75,598	83,466	12,516
Net income per share:
-Basic	0.65	0.73	0.11
-Diluted	0.62	0.71	0.11
Add: Non-GAAP adjustments to net income per share
-Basic	0.05	0.02	-
-Diluted	0.04	0.02	-
Non-GAAP net income per share
-Basic	0.70	0.75	0.11
-Diluted	0.66	0.73	0.11
Non-GAAP net income per ADS
-Basic	1.40	1.50	0.22
-Diluted	1.32	1.46	0.22
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	108,649,742	110,981,166	110,981,166
-Diluted	113,754,523	114,694,124	114,694,124

For more information, please contact:

Zhaopin Limited

Ms. Daisy Wang

Investor Relations

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ christensenir.com